Mail Stop 0510


      April 4, 2005

via U.S. mail and facsimile

Mr. Ronald G. Lee
Chief Executive Officer and Chief Financial Officer
Lee Pharmaceuticals
1444 Santa Anita Avenue
South El Monte, California 91733

	RE: Form 10-KSB for the fiscal year ended September 30, 2004
                   Form 10-QSB for the quarter ended December 31,
2004
                    File No. 1-7335

Dear Mr. Lee:

		We have reviewed your response letter dated March 15,
2005
and have the following additional comments. If you disagree with our comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 10-KSB FOR YEAR ENDED SEPTEMBER 30, 2004

Comment applicable to your overall filing
1. Where a comment below requests additional disclosures or other revisions, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings.




Financial Statements

2. We note that Mr. Agresti has the title of Vice President - Finance, Treasury and Secretary of the company, but Ronald G. Lee is designated as the Chief Financial Officer for purpose of signing quarterly reports and related certifications in Form 10-KSB and 10-
QSB reports. Please tell us why Mr. Agresti is not considered the principal financial officer of the company.

Note 4 - Intangible Assets, page 21

3. We have reviewed your response to comment 22.  Under paragraph
39
of SFAS 141, an intangible asset shall be recognized as an asset apart from goodwill if it is separable and capable of being sold, transferred, licensed or rented. Since you recently sold a product line it appears that your product lines meet the separable criteria and should be classified as intangible assets. Please supplementally tell us the factors that you considered in determining that the product line intangible assets have indefinite lives. With respect to each of the product lines, tell us the amount of revenue generated by each product during each of the last two years and the interim period in the current year. Please also provide us with the cash flow analysis discussed in note 4 of your 2004 Form 10-KSB Report and any other relevant impairment analysis for each of these intangible assets.

Note 20 - Distribution Agreement, page 30

4. We have reviewed your responses to comments 17 and 28. Please reclassify the service fee generated under the Monticello Drug Company distribution agreement to service revenue given its source of recurring earnings over the five-year term of the agreement.

Note 21 - Subsequent Event, page 30

5. We have reviewed your response to comment 29. Please tell us when you intend to file the Form 8-K report regarding the sale of the Nose
Better product line.


FORM 10-QSB FOR PERIOD ENDED DECEMBER 31, 2004

Comment applicable to your interim filing

6. Please address the comments above in your interim filings as well.


*    *    *    *

		Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

       If you have any questions regarding these comments, please direct them to Gus Rodriguez, Staff Accountant, at (202) 824-5524 or,
in his absence, Nathan Cheney, Assistant Chief Accountant, at
(202)
942-1804 or, to the undersigned, at (202) 942-1774.

							Sincerely,




							Rufus Decker
							Accounting Branch Chief


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Mr. Ronald G. Lee
April 4, 2005
Page 3 of 3




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0510

         DIVISION OF
CORPORATION FINANCE